DEXIA

Group

RECEIVED

2004 MAY 13 A 10:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Secretary-General

04030017

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

May 5th, 2004

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of April 20th and April 29th, 2004.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 5/17

DEXIA

Bank

PRESS RELEASE

Press Service - Bd. Pachéco 44 (GI 9/35) 1000 Brussels - Tel: 02 222 44 01 - Fax: 02 222 90 90 - pressdexia@dexia.be

20/04/2004
1 blz.

«MEDIA»
«NOM»

Evolution in the case concerning death duties

The Examining Magistrate, Van Espen, dealing with the criminal enquiry into the case concerning death duties, has announced that Messrs Narmon, Onclin, Bouteille and Dumortier have been indicted.

Those indictments relate to old and known facts dating from before 1999. At the time, Messrs Narmon and Onclin were respectively Chairman and Member of the Management Board. Mr Dumortier was Head of Distribution at the time, while Mr Bouteille, a current Member of the Bank's Management Board, was Head of the Marketing Department.

To recall, a search was carried out on the Bank's premises on the demand of the Examining Magistrate with a view to discover any possible offences concerning death duties.

At the present time, Dexia Bank has yet not been informed of the precise motives for the indictments against the aforementioned persons, and is not in a position to give more details without access to the criminal file.

The enquiry concerned certain procedures relating to the liquidation of the assets of clients which would have enabled some of them to evade their liabilities with regard to death duties. The Bank considers that the procedures in force at the time were justified and necessary to its good operation, and that the use made of them by the departments of the Bank was appropriate and consistent with the objective for which they were put in place.

Since the start of the enquiry into these facts, Dexia Bank has collaborated fully with the legal authorities. Dexia Bank emphasises that for the persons concerned the indictments do not mean guilt, and the presumption of their innocence must prevail until there is proof of the contrary. The Bank confirms its confidence in the persons concerned with these indictments and awaits the forthcoming proceedings with serenity.

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

29/04/2004

DEXIA IN TALKS AIMING AT THE SALE OF KEMPEN & CO

The Dexia group confirms it is in talks with a group of investors and the management of Kempen & Co, aimed at the sale of its stake (100%) in this company. This project is part of Dexia's strategy to refocus on its two main markets: public local authorities and the personal sector.

Kempen & Co is a merchant bank specialised in asset management, private banking, brokerage services and mergers & acquisitions. Its headquarters are located in Amsterdam.

The transaction is subject to the approval of Dexia's competent corporate bodies, and will take place after the usual due diligences are conducted by the group of acquirers. It is also subject to the approval of the competent supervisory authorities.